Exhibit 99.2

Annual General Meeting in Forward Pharma A/S

PROXY/VOTING BY CORRESPONDENCE FORM

for use at the annual general meeting in Forward Pharma A/S on Wednesday 8 May 2019 at 2:00 pm (CET).

Name:

Address:
(Please use CAPITAL LETTERS)

I/we hereby authorise by proxy/submit written votes (voting by correspondence) in accordance with the indications below:

Please check off field A), B), C) or D):

A)      ☐ Proxy is granted to a named third party (deadline Tuesday 7 May 2019 end of day (CET)):

Name:

Address:
(Please use CAPITAL LETTERS)

or

B)      ☐   Proxy is granted to the board of directors (with a right of substitution) to vote in accordance with the board of directors’ proposals as set out in the table below (deadline Tuesday 7 May 2019 end of day (CET)).

or

C)      ☐   Check-the-box Proxy is granted to the board of directors (with a right of substitution) to vote as stated below. Please check off the boxes ”FOR”, ”AGAINST” or ”ABSTAIN” to indicate your vote (deadline Tuesday 7 May 2019 end of day (CET)).

or

D)     ☐   Written votes (voting by correspondence) are submitted as stated below. Written votes cannot be withdrawn. Please check off the boxes “FOR”, “AGAINST” or “ABSTAIN” to indicate your vote (deadline Tuesday 7 May 2019 end of day (CET)).

Agenda

The complete agenda is included in the notice to convene the annual general meeting.

If the votes attaching to a shareholder’s shares are cast differently in relation to a specific agenda item, this shall be indicated in the table below.

AGENDA ITEMS	FOR	AGAINST	ABSTAIN	RECOMMENDATION FROM THE BOARD
(a) The board of director’s report on the company’s activities in the past financial year
(b) Adoption of the audited annual report 2018	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
(c) The result for the accounting year 2018 according to the adopted annual report be carried forward by transfer to the next financial year	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
(d) Discharge of the board of directors and the management board	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
(e) Election of members to the board of directors (see below)
(1) Florian Schönharting	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(2) Duncan Charles McNaught Moore	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(3) Torsten Goesch	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(4) Grant Hellier Lawrence	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(5) Jakob Mosegaard Larsen	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(f) Re-election of Ernst & Young Godkendt Revisionspartnerselskab as auditor	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):

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(g) Any proposals from the board of directors or shareholders
1. Extension of the authorization to the board of directors pursuant to article 3.2 in the articles of association to issue warrants and corresponding shares to employees, members of the executive management, members of the board of directors and consultants until 1 May 2024.	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
2. Extension of the authorization to the board of directors pursuant to article 3.4 in the articles of association to issue shares to employees, members of the executive management, members of the board of directors and consultants until 1 May 2024.	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
3. Extension of the authorization to the board of directors pursuant to article 3.6 in the articles of association to issue shares until 1 May 2024.	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
4. Extension of the authorization to the board of directors pursuant to article 4.2 in the articles of association to acquire own shares until 1 May 2024.	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
(h) Any other business

The proxy applies to all business being transacted at the annual general meeting. In the event that new proposals are submitted, including amendments or proposals for election of members to the board of directors or auditor, that are not on the agenda, the proxy holder will vote on your behalf according to his/her best belief. Written votes (voting by correspondence) will be taken into account if a new or an amended proposal is substantially the same as the original.

If the form is only dated and signed, it will be considered a proxy to the board of directors to vote in accordance with the recommendations of the board of directors as stated above.

If the form is only partially completed, votes will be cast in accordance with the recommendations of the board of directors as stated above with respect to the non -ticked off boxes.

The proxy/voting by correspondence is valid for the number of shares that the undersigned holds on the record date, Wednesday 1 May 2019 end of day (CET), as calculated based on (i) the number of shares registered in the company’s register of shareholders and (ii) notifications of ownership received by the company but not yet registered in the company’s register of shareholders.

Date:_____________ 2019

Name:	Name:
Title:	Title:

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The dated and signed form, if used as a proxy (box A-C above) or for written votes (voting by correspondence) (box D above), must reach Forward Pharma A/S no later than Tuesday 7 May 2019 end of day (CET), either by email (cbs@forward-pharma.com) or by ordinary mail.

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Ordinær generalforsamling i Forward Pharma A/S

FULDMAGTS-/BREVSTEMMEFORMULAR

til brug ved den ordinære generalforsamling i Forward Pharma A/S onsdag den 8. maj 2019, kl. 14.00.

Navn:

Adresse:
(Benyt venligst BLOKBOGSTAVER)

Jeg/vi bemyndiger hermed ved fuldmagt/afgiver skriftlig stemme (brevstemme) som angivet nedenfor:

Sæt kryds i rubrik A), B), C) eller D):

A)      ☐ Fuldmagt gives til navngiven tredjemand: (senest tirsdag den 7. maj 2019):

Navn:

Adresse:
(Benyt venligst BLOKBOGSTAVER)

eller

B)      ☐   Fuldmagt gives til bestyrelsen (med substitutionsret) til at stemme i overensstemmelse med bestyrelsens anbefalinger som anført nedenfor (senest tirsdag den 7. maj 2019).

eller

C)      ☐   Fuldmagt gives til bestyrelsen (med substitutionsret) til at stemme i overensstemmelse med afkrydsningen nedenfor. Sæt venligst kryds i rubrikkerne “FOR”, “IMOD” eller “UNDLAD” for at angive din stemme (senest tirsdag den 7. maj 2019).

eller

D)     ☐   Skriftlig stemme (brevstemme) afgives som anført nedenfor. Skriftlige stemmer kan ikke tilbagekaldes. Sæt venligst kryds i rubrikkerne “FOR”, “IMOD” eller “UNDLAD” for at angive din stemme (senest tirsdag den 7. maj 2019).

Dagsorden

Den fulde ordlyd af dagsordenen fremgår af indkaldelsen til den ordinære generalforsamling.

Hvis stemmerne knyttet til en aktionærs aktier afgives forskelligt i relation til et specifikt dagsordenspunkt, skal dette angives i oversigten nedenfor.

PUNKTER PÅ DAGSORDENEN	FOR	IMOD	UNDLAD	BESTYRELSENS ANBEFALING
(a) Bestyrelsens beretning om selskabets virksomhed i det forløbne regnskabsår
(b) Godkendelse af revideret årsrapport for 2018	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(c) Resultat i henhold til den godkendte årsrapport for regnskabsåret 2018 overføres til næste år	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(d) Meddelelse af decharge til bestyrelsen og direktionen	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(e) Valg af medlemmer til bestyrelsen (se nedenfor)
(1) Florian Schönharting	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(2) Duncan Charles McNaught Moore	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(3) Torsten Goesch	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(4) Grant Hellier Lawrence	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(5) Jakob Mosegaard Larsen	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(f) Genvalg af Ernst & Young Godkendt Revisionspartnerselskab som revisor	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(g) Eventuelle forslag fra bestyrelse og aktionærer
1. Forlængelse af bemyndigelsen til bestyrelsen i	☐	☐	☐	FOR

2

punkt 3.2 i vedtægterne til at udstede warrants og de underliggende aktier til medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter til den 1. maj 2024
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
2. Forlængelse af bemyndigelsen til bestyrelsen i punkt 3.4 i vedtægterne til at udstede aktier til medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter til den 1. maj 2024	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
3. Forlængelse af bemyndigelsen til bestyrelsen i punkt 3.6 i vedtægterne til at udstede aktier til den 1. maj 2024	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
4. Forlængelse af bemyndigelsen til bestyrelsen i punkt 4.2 i vedtægterne til at erhverve egne aktier til den 1. maj 2024	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):
(h) Eventuelt

Fuldmagten gælder for alle punkter, som bliver behandlet på generalforsamlingen. Hvis der fremsættes nye forslag, herunder ændringsforslag eller forslag til valg af medlemmer til bestyrelsen eller revisor, der ikke fremgår af dagsordenen, afgiver fuldmagtshaveren stemme på dine vegne ud fra sin bedste overbevisning. Skriftlige stemmer (brevstemmer) vil blive medregnet, hvis et nyt eller ændret forslag i det væsentlige er det samme som det oprindelige.

Hvis formularen kun er dateret og underskrevet, vil den blive betragtet som en fuldmagt til bestyrelsen til at stemme i overensstemmelse med bestyrelsens anbefalinger angivet ovenfor.

Hvis formularen kun er delvist udfyldt, vil stemmerne blive afgivet i overensstemmelse med bestyrelsens anbefalinger angivet ovenfor i relation til de rubrikker, der ikke er krydset af.

Fuldmagten/brevstemmen er gyldig for det antal aktier, som undertegnede ejer ved udløbet af registreringsdatoen, onsdag den 1. maj 2019, beregnet på baggrund af (i) antallet af aktier registreret i selskabets ejerbog samt (ii) eventuelle meddelelser om ejerforhold, som selskabet har modtaget, men som endnu ikke er indført i ejerbogen.

Dato:_____________ 2019

Navn:	Navn:
Titel:	Titel:

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Anvendes den daterede og underskrevne formular som en fuldmagt (rubrikkerne A-C ovenfor) eller til at afgive skriftlig stemme (brevstemme) (rubrik D ovenfor) skal den være Forward Pharma A/S i hænde senest ved udløbet af tirsdag den 7. maj 2019 enten pr. e-mail (cbs@forward-pharma.com) eller alm. post.